Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and results of operations of Vertical Aerospace Ltd. (“our”, “we” or the “Company”) should be read in conjunction with our unaudited condensed consolidated interim financial information and the related notes included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”). Unless otherwise specified below, definitions of the defined terms used below are included in the Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Forward-Looking Statements” section of this filing and in the “Risk Factors” section of our Annual Report. Our actual results could differ materially from those contained in any forward-looking statements.

Overview

Our vision is to transform how the world moves. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero-operating emission electric vertical takeoff and landing (“eVTOL”) aircraft for use in the advanced air mobility (“AAM”) market, using cutting edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we draw on deep aerospace and automotive expertise. We designed, built and flew two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of Valo, our flagship eVTOL. Our first full-scale prototype successfully concluded its remote thrustborne flight test campaign in August 2023.

Our second, more advanced, full-scale prototype commenced flight tests in July 2024, achieving the milestone of piloted thrustborne flight maneuvers in January 2025, wingborne flight in September 2025 and two-way transition in April 2026. In December 2025, we completed the assembly of our third full-scale prototype, identical to the second, which began its piloted flight test campaign in June 2026 and achieved piloted transition in August 2026. Both our second and third prototypes include much of our strategic partners’ technology that we plan to incorporate into our final certification aircraft. In addition, we also expect to have five flying and two static aircraft, for certification purposes only.

We are targeting Valo to be capable of transporting a pilot and up to six passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions. The aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and propellers which we are designing and developing in-house. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the United Kingdom’s Civil Aviation Authority (the “CAA”) and the European Union Aviation Safety Agency (“EASA”) with a winged vehicle. We aim to have our aircraft certified to safety targets the same as those to which large commercial airliners are subject, based on standards that are multitudes times safer than those applicable to small single-engine helicopters. EASA and the CAA have also agreed how they will collaborate on the certification of Valo, under the technical implementation procedures agreed as part of the UK’s withdrawal from the European Union. While both regulators have been working closely already, this sets the foundations for their certification experts to apply common standards and work together towards concurrent certification and validation of Valo by both authorities. In 2023, the CAA announced its intention to adopt EASA’s Means of Compliance to SC-VTOL, the standards against which European and UK manufacturers design eVTOLs. In 2025, the CAA announced its eVTOL Delivery Model which sets out a regulatory framework to facilitate commercial eVTOL flights in the UK by the end of 2028. By achieving certification of our eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Administration (the “FAA”), Brazil’s National Civil Aviation Agency (“ANAC”) Japan Civil Aviation Bureau (“JCAB”) and the General Authority of Civil Aviation (“GACA”) of the Kingdom of Saudi Arabia.

In March 2023, the CAA issued us with an eVTOL Design Organisation Approval (“DOA”), the scope of which was expanded in July 2024, enabling our engineers to sign-off compliance of an expanding range of technical areas, including additional aspects of flight control, avionics and electrical systems. By enhancing our capacity to carry out certification activities, we expect to streamline the overall certification process. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes us to conduct design activities and issue design approvals within the DOA’s scope of approval. In 2025, we maintained our DOA after our first 24-month audit.

In May 2025, we announced the development of a complementary hybrid-electric aircraft. This aircraft is intended to extend the payload and range capability of the pure-eVTOL platform to carry up to 1,100 kilograms and travel 1,000+ miles, enabling new potential applications in defense, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current eVTOL platforms can deliver. This hybrid aircraft maintains the same airframe as the eVTOL.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high quality experience. Our in-house expertise, together with our industry-leading partners, cover design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL and hybrid-electric aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of Valo for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

Recent Developments

Financing Package

On August 5, 2026, we entered into an agreement in principle with Mudrick Capital and Yorkville pursuant to a non-binding term sheet involving, among other things: (i) amendments to the Convertible Note Purchase Agreement to accelerate the issuance of the remaining $35 million of Additional Notes thereunder on or before August 12, 2026; (ii) an amendment to the Indenture to provide for a change in the conversion price for all convertible notes issued thereunder from $3.50 to $1.30; (iii) the issuance of $25 million Series A convertible preferred shares under the Preferred Securities Purchase Agreement; (iv) the implementation of amendments to the Fifth Amended and Restated Memorandum and Articles of Association to clarify and supplement certain Mudrick Capital director nomination rights, removal rights, consent rights and other matters included therein (the “Articles Amendments”), subject to approval by the Company’s shareholders and the Company’s obligations with respect to obtaining such shareholder approval; (v) the implementation of a shareholder agreement with Mudrick Capital, providing for similar clarifications and rights to be granted to Mudrick Capital that are anticipated in the Articles Amendments during the period prior to their approval by our shareholders; and (vi) the restructuring of certain of our existing employee options to re-price such options at a strike price of $1.30 per ordinary share and the establishment of a new management option pool of 2,767,806 ordinary shares, subject in each case to shareholder approval.

On August 10, 2026, we announced an underwritten registered direct offering of approximately 33 million of the Company’s units, with each unit consisting of one ordinary share of the Company and one Tranche C warrant of the Company to purchase one ordinary share, at a price of $1.05 per unit (the “August 2026 Offering”) to a limited number of investors. In connection with the August 2026 Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, as underwriter of the August 2026 Offering. The August 2026 Offering closed on August 11, 2026.

On August 10, 2026, we issued 25,000 Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) to YA II PN, Ltd. (“Yorkville”) at a purchase price of $960.00 per Series A Convertible Preferred Share, for an aggregate purchase price of $24 million pursuant to the terms of the Securities Purchase Agreement (as defined herein).

On August 12, 2026, we entered into agreements with Mudrick Capital involving, among other things, amendments to the Convertible Note Purchase Agreement (as defined herein) to accelerate the issuance of the remaining $35 million of Additional Notes thereunder (the “Accelerated Mudrick Facility Draw”). Settlement of the Accelerated Mudrick Facility Draw is expected to occur on or about August 13, 2026.

Flight Test Update

In July 2026, we received an expanded Permit to Fly from the CAA, authorizing our first public demonstration flights away from Cotswold Airport. Following the approval, we successfully flew into multiple airports, including RAF Brize Norton, RAF Benson and Blackbushe Airport, before landing at Farnborough Airport in advance of the Farnborough International Airshow. On July 20, 2026, we made history by completing the first public electric vertical take-off and landing (eVTOL) flight at Farnborough International Airshow, completing a transition flight by moving from vertical take-off to wingborne cruise and back to vertical landing.

In June 2026, we announced that, following the issuance of a new Permit to Fly from the CAA, our third full-scale prototype aircraft successfully completed its maiden piloted flight at the Company’s Flight Test Centre in the UK, marking the start of an expanded flight test campaign. By August 2026, this third full-scale prototype had successfully achieved piloted transition flight, progressing rapidly through its flight test campaign, including thrustborne flight, wingborne flight and transition flight.

Certification Timeline

The Company expects to complete Critical Design Review (CDR) by the end of 2026, establishing the certifiable design baseline for its aircraft and enabling the build and test of certification-conforming aircraft. In preparation for CDR in close engagement with the Company’s supply partners, the Company has re-baselined its program plan against the remaining certification workscope, including the build and test of certification-conforming Valo aircraft. Having previously indicated increasing risk to its targeted 2028 certification timeline, the Company now expects to achieve type certification of Valo in 2029. This timeline reflects the rigor of certifying an entirely new class of aircraft under an established regulatory certification framework.

Long-Term Supplier Partnership

In June 2026, we announced that we and Astronics Corporation (“Astronics”) entered into a new long-term agreement, effective June 26, 2026, for the supply of Astronics’ lightweight Modular Conversion and Distribution Unit (MCDU) and Secondary Power Distribution Unit (SPDU) for Valo. Astronics’ MCDU and SPDU have been developed specifically for the requirements of the eVTOL industry. Under the agreement, Astronics will provide the aircraft’s low-voltage power distribution system, including power conversion and distribution hardware that manages and protects electrical power for critical aircraft systems. The system converts high-voltage electrical power from the aircraft’s propulsion architecture into low-voltage power used by avionics, flight controls and other essential onboard systems.

In May 2026, we announced that we and Hyundai WIA Corporation (“Hyundai WIA”) entered into a new long-term agreement, for the design, development and manufacture of the landing gear for Valo. Under the agreement, Hyundai WIA will develop and manufacture a bespoke landing gear system for Valo, with end-to-end design and production responsibility. Hyundai WIA has decades of advanced manufacturing and mobility experience and provides a lightweight, technically mature landing gear solution.

Director Changes

On May 10, 2026, Dómhnal Slattery provided notice to our Board of Directors (the “Board”) of his intention to resign as Chairman and member of the Board, and subsequently agreed with the Board for his resignation to take effect on May 12, 2026. Mr. Slattery served as a member of the Board and its Chairman since January 2025, after previously serving as its Chairman from January 2022 to August 2023.

With effect from May 12, 2026, the Board appointed Ben Story to serve as its interim Chairman pending the appointment of a permanent Chairman. Mr. Story, who has served on the Board since April 2024, is a former member of the Executive Leadership Team at Rolls-Royce Holdings plc, where he led strategy, M&A and major transformation initiatives. He also previously spent over two decades in investment banking, including as Head of UK Investment Banking at Citigroup, and served on the Board of Transport for London. Mr. Story is currently Chair of Digital Catapult, an innovation organization established by Innovate UK, an agency of the UK Government.

Key Factors Affecting Operating Results

Prototype Flights Tests

In September 2022, following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, our first full-scale prototype started flight tests. By August 2023, operating under CAA approvals, this prototype had successfully completed a thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests included numerous hovers, both tethered (with a pilot) and untethered, expanding the low-speed flight envelope under remotely piloted conditions and powered by our proprietary battery systems.

On August 9, 2023, following the completion of our remote thrustborne flight test campaign, we conducted further uncrewed flight tests of the prototype aircraft under stress scenarios before its planned retirement, to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred, causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Both the AAIB’s and our reports concluded that the primary cause of the accident was due to an adhesive bond failure of a propeller blade. We had already redesigned the early generation propeller prior to the accident and are no longer using the same supplier.

In July 2024, we completed the build of our second more advanced full-scale prototype. This prototype incorporates additional technology from our partners that we expect to implement into our certification aircraft. The aircraft has been designed and built in collaboration with our global aerospace partners, including Honeywell and Syensqo, and features our next generation propellers and proprietary battery technology, designed and manufactured at our Vertical Energy Centre.

The CAA issued a Permit to Fly in July 2024 following a rigorous evaluation of the engineering, design, test data and aircraft, and we began our piloted flight test campaign, completing our first tethered piloted flight in July 2024. In September 2024, the second full-scale prototype completed Phase 1 of its piloted flight test program at the Vertical Flight Test Centre and in November 2024, it achieved piloted, untethered vertical take-off and landing for the first time as Phase 2 of its flight test program began. Through January 2025, piloted untethered flight tests continued with Vertical becoming what we believe is only the second company in the world to achieve piloted thrustborne flight maneuvers with a full-scale vectored thrust eVTOL aircraft. These tests demonstrated the prototype aircraft’s ability to hover and progress to piloted, low-speed maneuvers using lift generated by the propellers. We announced the conclusion of Phase 2 in February 2025, with the prototype completing over thirty piloted test flights in this phase, cumulatively, including successful hover and low speed flight maneuvers, as well as executing handling and performance procedures including roll, yaw, and spot-turns.

In May 2025, we commenced Phase 3 of our flight test program, completing what we understand to be the first-ever wingborne flight of a winged electric vertical take-off and landing aircraft in European open airspace, where the aircraft took-off, flew and landed like a conventional aircraft, with lift generated by the wing. On July 16, 2025, following Flight Conditions and Permit to Fly approvals from the CAA, our prototype flew from our Flight Test Centre at Cotswold Airport to the Royal International Air Tattoo (RIAT) at RAF Fairford, a Royal Air Force station which is used by the United States Airforce. In September 2025, we announced the conclusion of Phase 3 wingborne testing, with the aircraft performing as modeled in the simulator, validating both the design and ease of handling.

The final Phase 4 flight phase is piloted transition flight, which tests the aircrafts’ ability to shift seamlessly between vertical lift (“helicopter mode”) and wingborne flight (“airplane mode”), all in a single continuous flight without the need for a runway, and which will be the operating mode used in passenger service. We successfully achieved this Phase 4 two-way piloted transition flight in April 2026 under regulatory oversight. On July 20, 2026, following an expanded Permit to Fly from the CAA, we achieved the first public electric vertical take-off and landing flight at Farnborough International Airshow, completing a transition flight with our full-scale prototype by moving from vertical take-off to wingborne cruise and back to vertical landing.

We have completed the assembly of our third full-scale prototype, identical to the second, which began its piloted flight test campaign in June 2026, achieving piloted transition flight in August 2026, and will accelerate the flight test program and demonstration capability. By doubling our current flight test capacity to two prototypes, we can significantly accelerate the rate at which we gain knowledge and experience of all aspects of the aircraft and its performance and apply it to optimize the design and development of Valo.

Prototype flight tests are a critical factor affecting the operating results of the Company. These tests provide essential data and insights that inform the design, safety, and performance of our aircraft. Successful flight tests validate our technological advancements and regulatory compliance, which are crucial for progressing towards certification and commercialization. Conversely, any material setbacks or delays in the flight test program can impact our timelines, costs, and investor confidence.

Commercialization

We have deployed a sales strategy engaging in direct sales to operator customers and third party distribution networks. Our salesforce has identified and targeted key prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market.

As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft, including with American Airlines, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet, FLYINGGROUP, JetSetGo, Héli Air Monaco, Sigma Air Mobility as well as (through Avolon’s placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia – with certain customer obligations expected to be fulfilled via third party agreements. Marubeni has made a pre-delivery payment to reserve delivery slots for the first 25 aircraft of its conditional pre-order of up to 200 aircraft. In addition, American Airlines has committed to pay a pre-delivery payment in exchange for our commitment to reserve delivery slots for the first 50 aircraft of American Airline’s conditional pre-order of 250 aircraft (and pre-order option for a further 100 aircraft). This pre-delivery payment is subject to the satisfaction of certain conditions, including the entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft. All such pre-orders, options and commitments are not legally binding, are conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Additionally, our expanded strategic partnership with Bristow represents a further step closer to bringing advanced air mobility into commercial operation, providing turnkey access to aircraft, pilots, maintenance, and insurance – lowering the barriers to entry into service for current and prospective customers.

Development of the Advanced Air Mobility Market

We believe that deploying a new type of aerial mobility network in and between cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. Our long-term financial performance ultimately depends on the demand for such short-distance aerial transportation and the growth of the AAM market. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market share and/or benefiting from the incremental growth in demand. We also believe that in developing a hybrid-electric aircraft, it will enable new potential applications in the defense, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current eVTOL platforms can deliver. We also plan to introduce advanced autonomous capability to the aircraft for future defense and commercial missions. With respect to the defense market, in particular, it is expected that the dual-use hybrid-electric aircraft will be optimal for both military and civilian applications.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wingborne capability and battery efficacy. We plan to continue to invest in our infrastructure, workforce and research and development efforts to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end user pricing is at a premium to ground based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets ahead of us. Even if we are among the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry” in our Annual Report.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets in which we intend to operate. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview— Focus on Certification” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in our Annual Report.

Trends and Other Factors Affecting our Business

We are closely monitoring the possible impact that ongoing geopolitical conflicts and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that any ongoing geopolitical conflicts have had a direct impact upon us, we are continuing to monitor and evaluate if our design and development activities, regulatory certification processes and ability to maintain our current business relationships and contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of Valo (including the hybrid-electric variant of our aircraft), could be adversely affected by such conflicts.

We also continue to closely monitor the possible effects of general economic factors on our business and planning, including among other things the impact of inflation, financial and credit market fluctuations, the U.S. military conflict with Iran and implementation of tariffs by the United States and retaliatory tariffs by the targeted countries. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers.

For additional information on risks posed by geopolitical conflicts and general economic factors, see Item 3. D “Risk Factors.” of our Annual Report.

A. Operating Results

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering, sale or distribution of our aircraft. No revenue was generated during the six months ended June 30, 2026.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third-party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies applied remain consistent with those of the previous financial year and corresponding interim reporting period.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to an expanding property footprint, as well as the need for additional resources in enabling functions to support our engineering activities. We also expect administrative expenses to increase as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes-Oxley Act and other SEC rules and regulations. See note 4 to our unaudited condensed consolidated interim financial information included elsewhere in this filing.

Administrative expenses also include share-based payment expenses in connection with the award and vesting of certain 2021 Incentive Plan and EMI options during the six months ended June 30, 2026. See note 5 to our unaudited condensed consolidated interim financial information included elsewhere in this filing.

Related Party Administrative Expenses

Related party administrative expenses reflect costs incurred with Imagination Industries Investments Ltd related to the provision of a limited amount of flexible desk space at the United House in London up to the date we no longer deemed Stephen Fitzpatrick to be a related party and costs incurred with Clahane Capital SEZC Ltd., a company wholly owned by Dómhnal Slattery, relating to executive assistant services provided to support Mr. Slattery in his capacity as chairman of the Company’s Board. Clahane Capital SEZC Ltd. ceased to be a related party upon Dómhnal Slattery’s resignation from the Board.

Other Operating Income

Other operating income includes government grants to support our development activities, as well as the research and development credit, related to United Kingdom research and development tax relief schemes. Tax relief under both the small and medium-sized enterprise (“SME”) scheme and its successor enhanced R&D intensive support (“ERIS”) scheme are reported separately within Income tax credit.

Net Finance Income (net of finance costs)

Net finance income and costs primarily comprise fair value movements on the Group’s financial liabilities measured at fair value through profit or loss, including the Convertible Senior Secured Notes and the Series A Convertible Preferred Shares.

During the period, the Group adopted an accounting policy for the Series A Convertible Preferred Shares issued in the period, which represent a new class of financial instrument. For more information about our accounting policies, refer to note 2 in our consolidated financial statements included in our Annual Report.

In accordance with IFRS 9, both instruments are recognized as financial liabilities measured at fair value through profit or loss and are remeasured at each reporting date. Fair value movements are recognized within finance income or finance costs and reflect changes in market conditions and valuation assumptions. These include movements in the Company’s share price, expected share price volatility, credit spread, risk-free interest rates, expected timing of conversion or redemption, and other contractual features of the instruments. The fair values are determined by using valuation techniques appropriate to the complexity of the respective instruments, including simulation-based models where appropriate.

Finance income and costs also include payment-in-kind interest on the Convertible Senior Secured Notes, interest recognized on lease liabilities, fair value movements on warrants, and both realized and unrealized foreign exchange gains and losses arising from fluctuations in exchange rates between the U.S. Dollar, Pound Sterling and other currencies used in the Group’s operations.

Income tax credit

The Company receives UK small and medium-sized enterprise (“SME”) R&D tax relief, which is reported within Income tax credit. This was replaced by an enhanced R&D intensive support (“ERIS”) scheme for accounting periods beginning on or after April 1, 2024.

The Company also receives R&D tax relief relating to the RDEC, which is reported within Other operating income.

Qualifying expenditures largely comprise R&D staff employment costs, R&D components, consumables, parts, tooling and outsourced contracting support for R&D activities and utilities costs.

Results of Operations

The following table sets forth the unaudited condensed consolidated interim statements of operations in British pounds sterling for the periods presented.

	Six Months Ended June 30,
	2026	2025
	(in £	(in £
	thousands)	thousands)	% Change
Research and development expenses	(55,318)	(22,791)	143
Administrative expenses	(29,849)	(22,101)	35
Related party administrative expenses	(131)	(151)	(13)
Other operating income/(expense)	9,534	(4,895)	(295)
Operating loss	(75,764)	(49,938)	52
Net finance income	96,195	281,308	(66)
Profit before tax	20,431	231,370	(91)
Income tax (charge)/credit	(1,746)	19,592	(109)
Net profit	18,685	250,962	(93)

For the six months ended June 30, 2025 and 2026

Research and development expenses

Research and development expenses increased by £32,527 thousand, or 143% from £22,791 thousand during the six months ended June 30, 2025 to £55,318 thousand during the six months ended June 30, 2026.

Spend on research and development components, parts and tooling increased from £4,333 thousand during the six months ended June 30, 2025, to £6,103 thousand during the six months ended June 30, 2026. This increase was primarily due to investment in our critical technologies, including batteries and propellers, during the first half of 2026.

We continue to develop strategic partnerships with some of the industry’s strongest suppliers to develop various components of our aircraft – including aerostructures, electric motors, and flight control systems. Upfront engineering and development activities occurring with the key Valo systems suppliers required to bring our electric aircraft into service at scale have resulted in an increase in research and development consultancy costs from £3,134 thousand during the six months ended June 30, 2025, to £24,686 thousand during the six months ended June 30, 2026.

Our number of employees dedicated to research and development activity has increased from 275 to 333 individuals, and we have continued to invest in high quality engineering expertise. This has resulted in an increase in research and development staff costs from £15,324 thousand during the six months ended June 30, 2025, to £24,529 thousand during the six months ended June 30, 2026, including share based payment expenses of £1,693 thousand.

Administrative expenses

Administrative expenses increased by £7,748 thousand, or 35% from £22,101 thousand during the six months ended June 30, 2025 to £29,849 thousand during the six months ended June 30, 2026.

Administrative staff costs (excluding share-based payments) increased by £119 thousand, or 2%, from £6,050 thousand for the six months ended June 30, 2025, to £6,169 thousand for the six months ended June 30, 2026, reflecting increased investment in enabling and support functions. Please see note 4 to our unaudited condensed consolidated interim financial information included elsewhere in this filing for further information.

Share-based payment expenses decreased by £1,557 thousand, or 49%, from £3,207 thousand for the six months ended June 30, 2025, to £1,650 thousand for the six months ended June 30, 2026, reflecting the reversal of previously recognized share-based payment expenses following the forfeiture of certain option awards and share-based payment arrangements with non-employees of £1,628 thousand. Please see note 5 to our unaudited condensed consolidated interim financial information included elsewhere in this filing for further information.

Marketing costs increased by £5,109 thousand, or 873%, from £585 thousand for the six months ended June 30, 2025, to £5,694 thousand for the six months ended June 30, 2026, resulting from executing our marketing and communications strategy, specifically relating to the launch of the design of Valo, our flagship eVTOL, and the first public demonstration flights away from Cotswold Airport.

Operational travel and logistics costs increased by £1,570 thousand, from £693 thousand for the six months ended June 30, 2025, to £2,263 thousand for the six months ended June 30, 2026, resulting from increased activity accelerating our piloted flight testing and supporting flight demonstrations.

Related party administrative expenses

Related party administrative expenses decreased by £20 thousand, or 13% from £151 thousand during the six months ended June 30, 2025, to £131 thousand during the six months ended June 30, 2026, which reflects the non-recurring cost of alterations and renovations made to the office space provided by i3 during the prior period.

Other operating income/(expense)

Other operating income increased by £14,429 thousand, or 295% from an expense of £4,895 thousand during the six months ended June 30, 2025, to income of £9,534 thousand during the six months ended June 30, 2026.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause VAGL to be defined as a large company and ineligible for SME relief. Absent such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management since determined that no linked nor partner companies existed that would otherwise cause VAGL to be defined as a large company and therefore the six months ended June 30, 2025 reflects the reversal of tax relief previously recognized under the RDEC scheme of £7,553 thousand, which was subsequently claimed and received, under the SME scheme (and reported within Income tax credit).

The tax relief for the six months ended June 30, 2026, has been recognized under the merged scheme, based on management’s current expectations that the Company’s R&D claim for the year ending December 31, 2026, will be prepared on this basis, with £9,381 thousand recognized within other operating income as a result.

Income from government grants increased by £1,278 thousand, or 48%, from £2,652 thousand for the six months ended June 30, 2025, to £3,930 thousand for the six months ended June 30, 2026. We continue to be eligible and in receipt of government grant funding from the United Kingdom’s Aerospace Technology Institute and Innovate UK in relation to our proprietary propeller and battery technologies. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Net finance income

Net finance income decreased by £185,113 thousand, or 66%, from £281,308 thousand during the six months ended June 30, 2025, to £96,195 thousand during the six months ended June 30, 2026.

This reflects fair value gains on financial liabilities, relating to Convertible Senior Secured notes, which decreased by £145,730 thousand, or 56%, from £258,719 thousand during the six months ending June 30, 2025, to £112,989 thousand during the six months ended June 30, 2026. This results from a lower share price as at June 30, 2026 compared to June 30, 2025. During the six months ending June 30, 2026, a fair value loss of £4,634 thousand was recognized relating to the Series A Convertible Preferred Shares issued during the period. The underlying share price of the Company, conversion price, volatility, interest rate, and expected expiration have been used as inputs into an option pricing model to derive the theoretical fair value for each instrument. Please see note 14 to our unaudited condensed consolidated interim financial information included elsewhere in this filing for further information.

Foreign exchange loss increased by £33,540 thousand, or 122%, from a foreign exchange gain of £27,530 thousand during the six months ending June 30, 2025, to foreign exchange loss of £6,010 thousand during the six months ended June 30, 2026. This resulted from the weakening of British pounds sterling against the U.S. dollar. Please see note 8 to our unaudited condensed consolidated interim financial information included elsewhere in this filing for further information.

Income tax (charge)/credit

Income tax charge increased by £21,338 thousand, or 109%, from a credit of £19,592 thousand during the six months ended June 30, 2025, to a charge of £1,746 thousand during the six months ended June 30, 2026.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and ineligible for SME relief. Absent such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management subsequently determined that no linked or partner companies were present would otherwise cause the Company to be defined as a large company and therefore the six months ended June 30, 2025, includes £13,700 thousand claimed and subsequently received, relating to eligible research and development expenditure incurred in the previous year, ending December 31, 2024.

Off -Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise have been required beginning with our second annual report on Form 20-F in 2023, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

We will remain an emerging growth company until the earliest of (i) December 31, 2026 or (ii) such earlier date on which we become a “large accelerated filer,” which would occur if we have at least $700 million of equity securities held by non-affiliates.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the June 30, 2026, reporting period and have not been early adopted by us and our subsidiaries. IFRS 18, Presentation and Disclosure in Financial Statements, which is effective for annual reporting periods beginning on or after January 1, 2027, is expected to affect the presentation and disclosure of our consolidated financial statements, but is not expected to affect the recognition or measurement of assets, liabilities, income or expenses. Other than IFRS 18, these standards and interpretations are not currently expected to have a material impact on us in the current or future reporting periods or in connection with foreseeable future transactions. Please see note 2 to our unaudited condensed consolidated interim financial information included elsewhere in this filing.

B. Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of Vertical Aerospace Group Limited (“VAGL”) is GBP. The financial statements are presented in GBP, which is the Company and VAGL’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses (other than from fair value movements on financial liabilities at fair value through profit and loss) since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of aircraft. Commensurate with being in the development phase of our journey to commercialization of Valo, we have invested heavily in research to support the development of our aircraft. As of June 30, 2026, we had £50 million of cash and cash equivalents on hand. As of the date of this filing, we had approximately £99 million of cash and cash equivalents on hand. We maintain cash balances with financial institutions in excess of insured limits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this filing. In accordance with our cash flow forecast, we currently project that our net cash outflows from operations for the 12 months following the date of this filing to be approximately £110 million.

The forecast reflects our prioritization of expenditure, including a focus on delivering near-term certification, manufacturing and testing activities. These include progress towards Critical Design Review and activities to enable the build and test of certification-conforming aircraft. We have prioritized investment in, and execution of, these near-term activities to support future funding initiatives and strategic options. Accordingly, the forecast does not assume a ramp-up in expenditure to accelerate longer-term activities until after further progress has been made against these milestones. However, in the absence of additional funding or other support, further actions would be required, including the reprioritization of expenditure and other cost reduction measures.

The Company closed a Registered Direct Offering on August 11, 2026, which culminated in gross proceeds of $35 million, before deducting underwriting discounts and commissions and other offering expenses. Coinciding with the date of execution of the above, Yorkville Capital purchased 25,000 Series A Convertible Preferred Shares at a purchase price of $960 per Preferred Share for an aggregate purchase price of $24 million.

On August 12, 2026, the Company entered into agreements with Mudrick Capital involving, among other things, amendments to the Convertible Note Purchase Agreement to accelerate the issuance of the remaining $35 million of Additional Notes thereunder (the “Accelerated Mudrick Facility Draw”). Settlement of the Accelerated Mudrick Facility Draw is expected to occur on or about August 13, 2026.

Because of the restrictions imposed by the financing package executed in April 2026, including the limitations on the funding accessible thereunder over the next 12 months, unless we are able to raise additional funds in the intervening period, we project that our current existing resources and facilities will only be sufficient to fund our ongoing operations to the end of the third quarter of 2027. If, due to the absence of additional funding, we are required to reprioritize expenditure, including those related to our certification programme, this may result in delays to our previously communicated timelines and the deferral of certain objectives.

We expect our capital needs to continue to be significant in the foreseeable future as we expand our business and progress towards certification of the all-electric Valo aircraft. Consistent with our communicated Flightpath 2030, it is currently estimated that we will require a significant amount of additional capital – acutely higher than the annualized 12-month projected cash outflows alluded to above – pursuant to our base case plan of targeting Valo certification in 2029 to fund: (i) people and operating expenses, which is the core business expenditure, primarily driven by engineering resources and supporting infrastructure as well as manufacturing costs necessary for the pre-production, certification-ready aircraft; (ii) non-recurring engineering costs (NRCs) in connection with the signing of our long-term supply contracts with our certification partners; (iii) capital expenditures, relating to aircraft assembly and battery facilities; (iv) hybrid powertrain development up to an assumed customer-funded contract; and (v) program contingency. The gross capital requirements, partially offset by current cash in bank, and may include a mix of equity and debt financing, inflows from tax credits, customer pre-delivery payments, and government support.

Subject to market conditions, the Group continues to evaluate and pursue a range of potential actions to support its ongoing funding requirements. These may include capital raises, strategic transactions, partnerships, commercial arrangements, or other financing alternatives. Management continues to actively assess these options and their timing. However, there can be no assurance that any such action will be completed, or that additional funding or other support will be available on acceptable terms or within the timeframe necessary to sustain our ongoing operations in accordance with our business plan.

Especially pertinent to our funding requirements, the Convertible Senior Secured Notes Indenture contains a covenant requiring us to maintain a minimum cash balance of at least $10 million (approximately £7.5 million) at all times. We project that we will breach this covenant towards the end of the third quarter of 2027 unless additional capital is raised. Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which we do not have sufficient funds to repay.

The inability to obtain future funding could impact our financial condition and ability to pursue our business strategies, including being required to delay, reduce or eliminate some of our research and development programs, or materially impact our ability to certify our aircraft pursuant to the base case plan targeting certification in 2029 or continue as a going concern.

As part of the going concern assessment, we have considered and evaluated any potential impact of the complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, on February 23, 2026, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act (the “Complaint”). We believe that the asserted claims in the Complaint are without merit and intend to defend the allegations vigorously.

Consistent with being in the development phase of our aircraft, we have not yet generated revenue and continue to be dependent on raising additional capital to fund our operations. Our dependency on raising additional capital indicates that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our forecasts are based on assumptions that may prove to be wrong, and we may exhaust our available capital resources sooner than we currently expect. Please refer to note 2 to our unaudited condensed consolidated interim financial information included elsewhere in this filing.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our aircraft;
●	capital expenditures in the expansion of our testing and certification capacities;
●	additional operating costs and capital expenditure for production ramp up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

To date, we have received capital to fund our operations from a number of sources. We received approximately $253 million in connection with the Business Combination, which after direct transaction costs included $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs.

In addition, we received $8.5 million before commissions in connection with the Equity Subscription Line with Nomura, between its commencement on August 5, 2022, and expiration on September 1, 2025. On March 13, 2024, we received $25 million in connection with the SF Investment. Effective May 22, 2024, we reached an agreement with Rolls Royce to terminate the contract we had previously entered into with Rolls Royce to develop an Electric Propulsion Unit (EPU). Under the termination agreement, we received a cash amount from Rolls Royce in an amount equal to $34 million.

In January 2025, we received approximately $83.9 million in connection with the January 2025 Offering, net of underwriting discounts and commissions and other offering expenses. In July 2025, we received approximately $66.4 million in connection with the July 2025 Offering, net of underwriting discounts and commissions and other offering expenses, including the full exercise of the over-allotment option. As at June 30, 2026, we received approximately $71.9 million (approximately £50.9 million) in connection with our “ATM Program”, net of commissions – See also “At-the-Market” Equity Offering Program, inclusive of a March 30, 2026 issuance of registered ordinary shares for an aggregate of $50 million. As at June 30, 2026, we received approximately $24.0 million (approximately £17.7 million) in connection with the Series A Convertible Preferred Shares Facility and approximately $10.0 million (approximately $7.7 million) in connection with the Convertible Note Purchase Agreement.

We are also continuing to explore opportunities to raise additional capital to further support our funding situation into the foreseeable future.

We have also received conditional pre-orders and pre-order options, from (including through third party arrangements) American Airlines, Avolon, Bristow, Iberojet, and Marubeni, among others. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such pre-delivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of government funding, plus equity and debt financing, as well as any pre delivery payments to the extent realized, to fund any future capital needs. Funds raised through equity securities may result in dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. Additionally, if we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all.

Moreover, the capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues as well as rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruption, including severely diminished liquidity and credit availability, rising inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including as a result of the implementation of tariffs by the United States and retaliatory tariffs by the targeted countries. Each of these factors has the potential to impact our liquidity and future funding requirements, including but not limited to, our ability to raise additional capital when needed and on acceptable terms, if at all. The duration of an economic slowdown is uncertain and the impact on our business is difficult to predict.

In recent periods, our principal use of cash has been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of cash received from our customers, the expansion of sales and marketing activities and the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We will need to seek additional equity or debt financing, which we may not be able to raise such financing on acceptable terms, or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Series A Convertible Preferred Shares Facility

On April 20, 2026, we entered into the Securities Purchase Agreement with Yorkville, pursuant to which we have the right, but not the obligation, to issue and sell to Yorkville up to $250,000,000 of preferred shares, with a liquidation value of $1,000 per share (the “Series A Convertible Preferred Shares”), in tranches not to exceed $25,000,000 each, over a 24-month period. The Series A Convertible Preferred Shares are convertible at any time into ordinary shares at a conversion price equal to the lower of (a) 120% of the closing price on the day prior to the applicable issuance date (or for the first tranche of Series A Convertible Preferred Shares issued at the first closing, $3.588), and (b) 96% of the lowest daily VWAP (as defined in the Certificate of Designations of Series A Convertible Preferred Shares of the Company dated April 20, 2026 (the “Certificate of Designations”)), during the five consecutive trading days preceding the conversion notice, with such price determined under clause (b) subject to a floor price of $0.598.

At the first closing under the Securities Purchase Agreement, coinciding with the date of execution of the Securities Purchase Agreement, Yorkville purchased 25,000 Series A Convertible Preferred Shares at a purchase price of $960.00 per Series A Convertible Preferred Share. Subsequent tranches of 25,000 Series A Convertible Preferred Shares may be purchased by the Company, at its option (but subject to Mudrick Capital’s consent pursuant to the Convertible Note Purchase Agreement), at a purchase price of $960.00 per Series A Convertible Preferred Share, at least 60 days following any previous drawdown, subject to the satisfaction (or waiver) of certain conditions, including minimum share price and trading volume thresholds, an effective resale registration statement, no material adverse effect, specified minimum liquidity levels being maintained, and customary limitations on the size and timing of tranches, including minimum periods between issuances and restrictions on Yorkville’s beneficial ownership of our ordinary shares.

The Series A Convertible Preferred Shares will carry voting rights on an as converted basis (subject to a 4.99% beneficial ownership limitation) and rank senior to ordinary shares upon liquidation, but junior to the existing and additional senior secured convertible notes under the Indenture. The holders of Series A Convertible Preferred Shares will be entitled to receive dividends on the stated value of their Series A Convertible Preferred Shares from and after the occurrence of any Triggering Event (as defined in the Certificate of Designations) and during the continuance of the Triggering Event. Triggering Events include, but are not limited to: suspension from trading or failure of the ordinary shares to be trading or listed within certain time periods; failure to issue ordinary shares upon conversion of Series A Convertible Preferred Shares within certain time periods; failure to pay dividends on any dividend date; and certain bankruptcy or insolvency events. Any such dividends are payable “in kind,” in the form of additional Series A Convertible Preferred Shares, quarterly in arrears at the dividend rate of 18% per annum.

The Company is subject to certain restrictions, including with respect to the issuance of variable rate instruments other than, subject to certain standstills, the equity line of credit (described below) and the Company’s “at the market” share issuance program pursuant to the open market sale agreement, dated September 5, 2025, as amended, between the Company and Jefferies LLC (“Jefferies”). In addition, the Company will not, and will cause its subsidiaries to not: redeem, repurchase or declare or pay any cash dividend or distribution on any of the Company’s capital stock (other than as permitted under the Certificate of Designations); incur any indebtedness or any liens (other than as permitted under the Certificate of Designations); or issue any preferred stock or any other securities that would cause a breach or default under the Certificate of Designations.

As of the date hereof, the Company issued and sold to Yorkville 50,000 Series A Convertible Preferred Shares, 23,000 of which have been converted into 10,192,489 of the Company’s ordinary shares. As of the date hereof, 27,000 Series A Convertible Preferred Shares are issued and outstanding.

Equity Line of Credit

On April 20, 2026, we entered into the Standby Equity Purchase Agreement, pursuant to which, the Company has the right, but not the obligation, to issue and sell to Yorkville, from time to time during the three-year commitment period, up to $500,000,000 (the “Commitment Amount”) of the Company’s ordinary shares (the “SEPA Shares”), subject to certain conditions and limitations set forth therein, including the effectiveness of a resale registration statement, compliance with applicable regulatory requirements, limitations on the amount of shares that may be sold in any given Advance based on market trading volumes, and restrictions on Yorkville’s beneficial ownership of our ordinary shares. The Company may request purchases (each, an “Advance”) by delivering written notice to Yorkville, and Yorkville is irrevocably bound to purchase the specified ordinary shares, subject to certain conditions and limitations set forth therein. Ordinary shares under each Advance will be sold at 97% of the average daily VWAP during the applicable pricing period.

Pursuant to the Standby Equity Purchase Agreement, in no event may the Company issue to Yorkville with respect to each Advance more than 4.99% of the ordinary shares then outstanding. In addition, Yorkville is not obligated to buy any SEPA Shares under the Standby Equity Purchase Agreement if such SEPA Shares, when aggregated with all other ordinary shares then beneficially owned by Yorkville and its affiliates would result in Yorkville beneficially owning ordinary shares exceeding 4.99% of the Company’s outstanding ordinary shares.

In addition, pursuant to the Standby Equity Purchase Agreement, the Company shall pay Yorkville a total commitment fee equaling 0.40% of the Commitment Amount, or $2,000,000 in aggregate (the “Commitment Fee”), to be paid in ordinary shares of the Company (“Commitment Shares”), with 50% of the Commitment Fee falling due on the signing of the Standby Equity Purchase Agreement and 50% falling due six months thereafter. On April 20, 2026, we issued to Yorkville 334,448 Commitment Shares as payment for the first 50% of the Commitment Fee.

“At-the-Market” Equity Offering Program

On September 5, 2025, we entered into the Sales Agreement with Jefferies, pursuant to which the Company may issue and sell its ordinary shares, par value $0.001 per share, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at-the-market” equity offering program.

Under the Sales Agreement, we may set the parameters for each sale of ordinary shares, including the total sales price of ordinary shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Jefferies will use commercially reasonable efforts to sell the ordinary shares by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We have no obligation to sell any of the ordinary shares, and Jefferies is not required to sell any specific number or dollar amount of the ordinary shares. We may instruct Jefferies not to sell the ordinary shares if the sales cannot be effected at or above the price we designate from time to time and we may at any time suspend sales pursuant to the Sales Agreement.

We pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any ordinary shares sold through Jefferies under the Sales Agreement. We made certain customary representations, warranties and covenants in the Sales Agreement and also provided Jefferies with customary indemnification and contribution rights. The offering of ordinary shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ordinary shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein.

As of June 30, 2026, we had sold approximately 25.7 million ordinary shares under the ATM Program at a weighted average share price of $2.11.

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement by and among the Company, Broadstone and Mudrick Capital. Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to Mudrick Capital the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to Mudrick Capital 4,000,000 Convertible Notes Warrants (with 10 such warrants exercisable for one ordinary share of the Company). On December 16, 2021, the Company, Broadstone and the Trustee entered into the Indenture governing the Convertible Senior Secured Notes.

As adjusted for the Reverse Share Split, the Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture) at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

On December 23, 2024, the Company entered into the First Supplemental Indenture with the Trustee. The First Supplemental Indenture sets forth certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% per annum if we elect to pay interest in cash and 12.00% per annum if we elect to pay all incurred interest in-kind, and interest is paid semi-annually in arrears; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028, redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the fourth anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes; and (iii) providing for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share for the other half. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Following the execution of the First Supplemental Indenture, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share (the “Partial Conversion”), which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes.

Following the Partial Conversion, as contemplated by the Investment Agreement, the Company and VAGL entered into the Second Supplemental Indenture to the Indenture with the Trustee, pursuant to which VAGL became a guarantor of the Convertible Senior Secured Notes under the Indenture.

On April 20, 2026, the Company entered into the third supplemental indenture (the “Third Supplemental Indenture”) with the Trustee, amending the Indenture to, among other things, extend the maturity date of the Convertible Senior Secured Notes to December 15, 2030.

On April 20, 2026, the Company entered into the Convertible Note Purchase Agreement with Mudrick Capital, pursuant to which the Company has the right, but not the obligation, to cause Mudrick Capital to purchase up to $50,000,000 in aggregate original principal amount of Additional Notes to be issued under the Indenture during a period of one year following the date of the Convertible Note Purchase Agreement. Mudrick Capital may convert the Additional Notes into the Company’s ordinary shares at a fixed conversion price of $3.50 per ordinary share. Each issuance will be subject to the satisfaction (or waiver) of various customary conditions, as specified in the Convertible Note Purchase Agreement, including the Company having $50 million in liquidity and being solvent and able to pay its debts for the following four months after such issuance. Pursuant to the terms of the Convertible Note Purchase Agreement, at any time until the one-year anniversary of the date of the Convertible Note Purchase Agreement, the Company is permitted to repurchase any Additional Notes in a privately negotiated repurchase transaction, at a repurchase price that includes an applicable premium. In addition, Mudrick Capital has agreed to not convert any of the Additional Notes into the Company’s ordinary shares once the Company has exercised its repurchase right for such Additional Notes.

The Company has submitted Draw Notices (as defined in the Convertible Note Purchase Agreement) on May 20, 2026, June 26, 2026 and July 27, 2026 to Mudrick Capital, requesting drawdowns, each in the amount of $5 million for an aggregate of $15 million.

On August 12, 2026, we entered into agreements with Mudrick Capital involving, among other things, amendments to the Convertible Note Purchase Agreement to accelerate the issuance of the remaining $35 million of Additional Notes thereunder (the “Accelerated Mudrick Facility Draw”). Settlement of the Accelerated Mudrick Facility Draw is expected to occur on or about August 13, 2026. Pursuant to such agreements, on August 12, 2026, the Company entered into the fourth supplement indenture (the “Fourth Supplemental Indenture”) with the Trustee, amending the Indenture to provide for a fixed conversion price applicable to the Convertible Senior Secured Notes of $1.30 per ordinary share (from $3.50 as provided in the First Supplemental Indenture). The Fourth Supplemental Indenture applies to all Convertible Senior Secured Notes, including Additional Notes, currently outstanding as well as to the $35 million of Additional Notes to be issued following the date hereof.

Following settlement of the Accelerated Mudrick Facility Draw, a total of 157,972,433 ordinary shares will be issuable upon exercise of the principal amount of the Convertible Senior Secured Notes outstanding following such settlement.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), Mudrick Capital has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secured Notes to be repurchased.

Aerospace Technology Institute (“ATI”) & U.K. Research and Innovation (“UKRI”) Grant Funding Program

VAGL is the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant is being drawn down in instalments over the duration of the project, which is expected to continue through 2026. As of June 30, 2026, we have received approximately £11.5 million of the ATI grant.

The grant is being used by the Company to develop a prototype propulsion battery system for aerospace applications, including as part of the Company’s eVTOL aircraft. Receipt of the grant follows the issuance by the applicable government agency of the formal grant offer letter and entry into by the Company of a collaboration agreement with a university partner, both of which events occurred in March 2023, and is also subject to the terms and conditions of the award set out in the grant offer letter (which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the prototype battery development).

VAGL is also the recipient of an ATI grant from the U.K. Government totaling approximately £8.1 million to research, design and develop the Company’s third-generation propellers and eVTOL aircraft propulsion system. VAGL is a member of a consortium comprised of the University of Glasgow, the University of Bristol, Cranfield University and Helitune. This grant is being drawn down in instalments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated February 9, 2024, and signed by all parties as of February 16, 2024, which include, among other things, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the propeller development. As of June 30, 2026, we have received approximately £2.5 million of the ATI grant.

In addition, VAGL was the recipient of a UKRI grant from the U.K. Government totaling approximately £2.2 million to develop and demonstrate end-to-end operations that will drive the development of a commercially viable AAM network in the U.K. This grant was drawn down in instalments over the duration of the project, which concluded on March 31, 2025.

August 2026 Offering

On August 10, 2026, we announced an underwritten registered direct offering of approximately 33 million of the Company’s units, with each unit consisting of one ordinary share of the Company and one Tranche C warrant of the Company to purchase one ordinary share, at a price of $1.05 per unit (the “August 2026 Offering”) to a limited number of investors. In connection with the August 2026 Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, as underwriter of the August 2026 Offering. The August 2026 Offering closed on August 11, 2026.

July 2025 Offering

On July 10, 2025, we closed the July 2025 Offering, consisting of 12,000,000 ordinary shares, culminating in aggregate gross proceeds of $60 million, before deducting underwriting discounts and commissions and other offering expenses. In connection with the July 2025 Offering, the Underwriters exercised in full the 30-day option we granted to the Underwriters to purchase up to an additional 1,800,000 ordinary shares at the public offering price of $5.00 per ordinary share, culminating in an additional $9 million of gross proceeds, less underwriting discounts and commissions, which closed on July 21, 2025.

January 2025 Offering

On January 24, 2025, we closed the January 2025 Offering, consisting of 15,000,000 Units, with each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant. The January 2025 Offering culminated in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses.

Each whole Tranche A Warrant entitles the holder thereof to purchase one Company ordinary share at an exercise price of $6.00 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance (falling on January 23, 2030). Each whole Tranche B Warrant entitles the holder thereof to purchase one Company ordinary shares at an exercise price of $7.50 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance (falling on January 23, 2030).

As of June 30, 2026, 7,450,000 Tranche A Warrants and 7,500,000 Tranche B Warrants were issued and outstanding. Holders of 50,000 Tranche A Warrants exercised their Tranche A Warrants for 50,000 ordinary shares at an exercise price of $6.00 per share, and as a result we received aggregate gross proceeds of $300,000.

Shareholders Rights

As contemplated by the Investment Agreement, the Company, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero, a company wholly owned by Stephen Fitzpatrick, entered into the Shareholder Letter Agreement, dated December 23, 2024, setting forth, among other things, certain rights conferred by the Company, including pre-emptive rights for Mudrick Capital and Stephen Fitzpatrick to maintain their respective ownership percentages of the Company for so long as Mudrick Capital and its affiliates or Mr. Fitzpatrick and his affiliates maintain at least a 20% or 3% beneficial ownership position, respectively, with customary exclusions for acquisitions and issuances to employees and directors.

On August 12, 2026, we entered into a shareholder agreement with Mudrick Capital, to clarify and supplement certain of Mudrick Capital’s director nomination and removal rights, among others, pending shareholder approval of corresponding amendments to our Articles.

Outstanding Warrants

As of the date of this filing, the following public and private warrants of the Company were issued and outstanding:

●	15,264,935 public warrants issued on December 16, 2021 in exchange for public warrants of Broadstone Acquisition Corp. in connection with the Company’s business combination therewith, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;
●	2,625,000 private Initial Virgin Atlantic Warrants issued on December 16, 2021 to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00;
●	4,000,000 private Convertible Notes Warrants issued on December 16, 2021 to Mudrick Capital pursuant to the warrant agreement, dated December 16, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;
●	50,000,000 private SF Warrants issued on March 13, 2024 to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00;
●	7,450,000 public Tranche A Warrants issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00; and
●	7,500,000 public Tranche B Warrants issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $7.50.
●	33,333,334 public Tranche C Warrants issued on August 11, 2026 in connection with the August 2026 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $2.00.

Additionally, on December 16, 2021, Marcus Waley-Cohen was awarded 2,000,000 private options, with 10 such options exercisable for one ordinary share of the Company at an exercise price of $115.00 per share.

There is a considerable range in the exercise price of the aforementioned public and private warrants, in particular when taking into consideration the Reverse Share Split. The exercise price of all of the Company’s issued and outstanding warrants other than the Tranche A, Tranche B and Tranche C Warrants currently remains above the recent trends in the price of our ordinary shares. Assuming the exercise in full for cash of all of the Company’s issued and outstanding warrants, the Company would receive an aggregate of approximately $666 million from the exercise of warrants. The holders of the respective warrants are not obligated to exercise any or all of their warrants, and there is no assurance that they will elect to do so. So long as the price of our ordinary shares remains below the applicable exercise price of the respective warrants, holders of our warrants will be unlikely to exercise their warrants before their expiry five-years after issuance (except for the SF Warrants, which expire 10-years after issuance, and Tranche C Warrants, which expire 4 years after issuance). As of the date hereof, all of the Company’s issued and outstanding warrants were out-of-the-money (with some issuances highly so) and, consequently, the Company considers it unlikely that any significant portion of the aforementioned aggregate amount receivable from exercise of all its warrants will be realized.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six Months Ended June 30,
	2026	2025

	(in £ thousands)
Net cash used in operating activities	(83,028)	(26,304)
Net cash (used in)/from investing activities	(321)	1,038
Net cash from financing activities	64,752	66,776

Net cash used in operating activities

Net cash used in operating activities increased by £56,724 thousand, or 216%, from £26,304 thousand for the six months ended June 30, 2025, to £83,028 thousand for the six months ended June 30, 2026. This increase was primarily due to the increased R&D activity during the period and receipt of R&D tax relief in the prior period.

Net cash (used in)/from investing activities

Net cash used in investing activities increased by £1,359 thousand, or 131%, from £1,038 thousand cash generated during the six months ended June 30, 2025, to £321 thousand cash used during the six months ended June 30, 2026. This increase was primarily due to the increased acquisitions of property, plant and equipment during the period.

Net cash from financing activities

Net cash from financing activities decreased by £2,024 thousand, or 3%, from £66,776 thousand for the six months ended June 30, 2025, to £64,752 thousand for the six months ended June 30, 2026. This decrease was primarily due to lower proceeds share and warrant issuances during the period.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of June 30, 2026, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft program. For information regarding our contractual maturities of financial liabilities, refer to note 25 (Financial risk management and impairment of financial assets) to our consolidated financial statements included within our Annual Report. For information regarding our lease obligations, refer to note 17 to our consolidated financial statements included within our Annual Report.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development and intellectual property activities, see “Research and Development” and “Intellectual Property” in Item 4.B. of our Annual Report and note 2 to our consolidated financial statements included within our Annual Report.

D. Trend Information

Other than as disclosed above and elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events during the six months ended June 30, 2026, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in note 3, critical accounting judgments and key sources of estimation uncertainty, to our unaudited condensed consolidated interim financial information included elsewhere in this filing.

Forward-Looking Statements

The above discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, whether express or implied, other than statements of historical facts contained in this filing, including without limitation, statements regarding the design and manufacture of our eVTOL aircraft, our future results of operations and financial position, the features and capabilities of Valo, our business strategy and plans and objectives of management for future operations, including, among others, the building and testing of our prototype aircrafts on timelines projected, selection of suppliers, certification and the commercialization of Valo and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, statements regarding the liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations, our plans to mitigate the risk that we are unable to continue as a going concern, factors and trends affecting our business and guidance as described in this section entitled “Operating and Financial Review and Prospects” are forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “goals,” “targets,” “objectives,” “plans,” “may,” “will,” “should,” “expects,” “anticipates,” “could,” “intends,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “aims,” “potential” or “continue,” “is/are likely to” or the negative of these terms or other similar expressions, though not all forward-looking statements use these words or expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to customers;
●	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;
●	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;
●	If we are unable to produce, certify or launch aircraft in the volumes or timelines projected, including achieving the goals set out in Flightpath 2030;
●	Our aircraft may not perform at the level we expect and may potentially have defects;
●	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●	Any accidents or incidents involving eVTOL or hybrid-electric aircraft developed by us or our competitors could harm our business;

●	Our aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;
●	Development, testing and commercialization of a hybrid-electric vertical take-off and landing variant of the Valo aircraft is subject to significant risks, including technological, regulatory and operational challenges;
●	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;
●	Our business has developed rapidly and expects to continue to develop significantly, and any failure to manage that growth effectively could harm our business;
●	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;
●	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares;
●	The consummation of the agreement to issue $35 million of Additional Notes to Mudrick Capital, as described herein; and
●	The other matters described in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Many important factors, in addition to the factors described above and in other sections of our Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this filing. We will not and do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read the above discussion with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.